04041417

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 8/27/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 26 day of August 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED JULY 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED JULY 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 16 For the period- FROM: July 1, 2004 TO: July 31, 2004

RECEIVED 2004 AUG 1 PM 3:05
OFFICE OF US TRUSTEE LOS ANGELES, CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related In Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	-	412,588
TOTAL	-	412,588

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ____________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -
3/31/2004	202,506	$ 1,250	5/5/2004	$ 1,250	5322	$ -
6/30/2004	3,433	$ 9,000	7/28/2004	$ 9,000	6135	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: August 9, 2004

Debtor ~~In Possession~~ or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	9/1/2004	9/1/2004
Real Property	St. Paul/Acordia		*	*
Personal Property	St. Paul/Acordia	1,871,000	*	*
Machinery	St. Paul/Acordia	2,273,000	*	*
Business Income	St. Paul/Acordia	500,000	*	*
Property of Others	St. Paul/Acordia	1,135,000	*	*
Theft-Money	St. Paul/Acordia	10,000	*	*
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	9/1/2004	9/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	9/1/2004	9/1/2004

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 16

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

Botanicals International Extracts, Inc.
July 30, 2004
(dollars in thousands)

	Current Month Actual	One Month Ended Year-to-date Actual
Sales	23	593
Cost of Sales	(1)	3
Gross margin	24	590
Sales and marketing	-	-
G & A expenses	-	-
Total	-	-
Contribution	24	590
Corporate Services	-	-
Operating income (loss)	24	590
Interest expense	-	-
Profit (Loss) before Other Income (Expense) & Discontinued Operation	24	590
Gain/(Loss) on Disposal of Assets	(29)	(29)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	(5)	561
Income taxes	-	-
Net income (loss)	(5)	561

COPY

Office of the United States Trustee

In re: Hauser Inc.	Debtor In Possession Operating Report
A Delaware Corporation	Report Number: 16
Debtor	For the period- FROM: July 1, 2004
Chapter 11 Case No: LA 03-18795-BB	TO: July 31, 2004

RECEIVED

2004 AUG 16 P 3:04

OFFICE OF US TRUSTEE LOS ANGELES, CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	1,581	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	30,000
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	(3,703)	369,169
TOTAL	(2,121)	399,169

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198
Bay 4 Capital	Monthly	1,000	8/15/2004		

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:

Gross Payroll Expense for Period:

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5. Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,105,000
Kaye Scholer LLP	Attorney	$ 453,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 100,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 60,000
Wilkie Farr & Gallagher	Attorney	$ 69,000
Mack Barclay	Accountant	$ 11,000
FTI	Accountant	$ 50,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -
6/30/2004	696,706	$ 5,000	7/28/2004	$ 5,000	6136	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: August 9, 2004

Debtor In Possession or Trustee
Chief Financial Officer

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 16

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	9/1/2004	9/1/2004
Real Property	St. Paul/Acordia		"	"
Personal Property	St. Paul/Acordia	1,871,000	"	"
Machinery	St. Paul/Acordia	2,273,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	1,135,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	9/1/2004	9/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	9/1/2004	9/1/2004

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 16

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 16

Hauser, Inc.
July 30, 2004
(dollars in thousands)

	Current Month Actual	Four Months Ended Year-to-date Actual
Sales	$0	$30
Cost of Sales	($3)	$27
Gross margin	3	3
Sales and marketing	0	0
G & A expenses	81	381
Total Operating Cost	81	381
Contribution	(77)	(378)
Corporate Services	(20)	(80)
Operating income (loss)	(57)	(298)
New products expense	0	0
Interest expense	0	1
Profit (Loss) before Other Income	(57)	(298)
Gain/Loss on Sale of Equipment	0	19
Income from Discontinued Operations	0	150
Chapter 11 Reorganization Costs	(129)	(491)
Profit (loss) before tax	(187)	(620)
Income taxes	-	-
Net income (loss)	($187)	($620)

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	Debtor In Possession Operating Report Report Number: 16 For the period- FROM: July 1, 2004 TO: July 31, 2004

RECEIVED
2004 AUG 16 P 3:04
OFFICE OF US TRUSTEE
LOS ANGELES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	127,673	163,120
Overdue - 31 - 60 Days	24,139	127,112
Overdue - 61 - 90 Days	7,157	156,528
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	158,969	446,760

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (i.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	11/4/2004	None	
US Filter	Quarterly	70	10/24/2004	None	
GE Capital	Monthly	589	8/12/2004	None	
Advanced Trailer Leasing	Monthly	134	8/14/2004	None	
Pure Water	Monthly	264	8/16/2004	None	
Quantum	Monthly	355	8/30/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	8/1/2004	None	
Woodspear Properties	Monthly	17,116	8/1/2004	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **146,522**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 7/31/2004	37,016	-
State Payroll and Withholding Taxes	by - 7/31/2004	4,987	-
State Sales and Use Taxes	by - 7/20/2004	401	32
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5. Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0
3/31/2004	1,066,177	5,000	5/6/2004	5,000	12603	0
6/30/2004	882,339	5,000	7/21/2004	5,000	12787	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:
August 9, 2004

[signature]

Debtor In Possession or Trustee
Title - Secretary / Treasurer

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Liability Recap	Taxes Debited	Federal Income Tax	2,642.52			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,416.99			
		Social Security - ER	4,416.97			
		Social Security Adj - EE	.00			
		Medicare - EE	1,032.99			
		Medicare - ER	1,033.00			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,619.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	13.12			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086381		21,274.84		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		41,253.96		Total Liability
		Total Amount Debited From Your Account			62,528.60	62,528.60
	Bank Debits and Other Liability	Checks		9,529.98		72,067.66
		Adjustments/Prepay/Voids		.00		72,067.66
	Taxes - Your Responsibility	None This Payroll				72,057.58

			You are responsible for Depositing these amounts		Amount debited from your account			
Net Pay	Checks					9,528.96		
	Direct Deposits					41,253.96		
	Subtotal Net Pay						50,782.92	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						50,782.92	
Taxes								
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				7,842.57			
	Earned Income Credit Advances							
	Social Security				4,416.99	4,416.97		
	Medicare				1,032.99	1,033.00		
	Federal Unemployment Tax							
	Subtotal Federal				13,292.56	5,449.97	18,742.52	
State	CO State Income Tax				2,519.00			
	CO State Unemployment/Disability Ins-ER	2.0200				13.12		
	Subtotal CO				2,519.00	13.12	2,532.12	
	Total Taxes		.00	.00	15,811.55	5,463.09	21,274.64	
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				21,274.64
Other Transfers	ADP Direct Deposit				41,253.96			
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				41,262.96
Total Amount ADP Debited From Your Accounts								82,528.60

Excludes Taxes That Are Your Responsibility

37 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 0883
Quarter Number: 3

Period Ending : 07/03/2004 Week 28
Pay Date : 07/08/2004 Pr 2

Preview Preview

Liability Recap	Taxes Debited	Federal Income Tax	7,615.79			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,318.70			
		Social Security - ER	4,318.68			
		Social Security Adj - EE	.00			
		Medicare - EE	1,010.01			
		Medicare - ER	1,010.01			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,452.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	3.22			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		20,728.41		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		41,281.70		Total Liability
		Total Amount Debited From Your Account			62,010.11	62,010.11
	Bank Debits and Other Liability	Checks		8,387.89		70,398.00
		Adjustments/Prepay/Voids		.00		70,398.00
	Taxes - Your Responsibility	None This Payroll				70,398.00

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Net Pay	Checks					8,387.89			
	Direct Deposits					41,281.70			
	Subtotal Net Pay						49,669.59		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						49,669.59		
Taxes			You are responsible for Depositing these amounts		Amount debited from your account				
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				7,615.79				
	Earned Income Credit Advances								
	Social Security				4,318.70	4,318.68			
	Medicare				1,010.01	1,010.01			
	Federal Unemployment Tax								
	Subtotal Federal				12,944.50	5,328.69	18,273.19		
State	CO State Income Tax				2,452.00				
	CO State Unemployment/Disability Ins ER	2.0200				3.22			
	Subtotal CO				2,452.00	3.22	2,455.22		
	Total Taxes		.00	.00	15,396.50	5,331.91	20,728.41		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				20,728.41	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				41,281.70				37 Employee Transactions
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				41,281.70	
Total Amount ADP Debited From Your Accounts								62,010.11	

ADP Statistical Summary Detail

HAUSER TECH SERVICES

Company Code: MBA

Dealer Name: DESERT MOUNTAIN

Batch : 2541

Quarter Number: 3

Period Ending : 07/17/2004 Week 30

Pay Date : 07/22/2004

Current Date : 07/19/2004

2

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	9/1/2004	9/1/2004
Real Property	St. Paul/Acordia		"	"
Personal Property	St. Paul/Acordia	1,871,000	"	"
Machinery	St. Paul/Acordia	2,273,000	"	"
Business Income	St. Paul/Acordia	500,000	"	"
Property of Others	St. Paul/Acordia	1,135,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	9/1/2004	9/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liability	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	9/1/2004	9/1/2004

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 16

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
July 31, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$166	$747
Cost of sales	304	1,208
Gross margin	(138)	(460)
Sales and marketing	13	36
G & A expenses	27	86
Total	40	122
Contribution	(179)	(583)
Corporate Services	20	80
Operating income (loss)	**(199)**	**(663)**
Interest expense	0	0
Reorganization Costs	(5)	**(10)**
Profit (loss) before tax	**($204)**	**($673)**

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: For the period- FROM: July 1, 2004 TO: July 31, 2004

RECEIVED
2004 AUG 16 P 3:05
OFFICE OF US TRUSTEE
LOS ANGELES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related In Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		-
TOTAL	-	-

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -
3/31/2004	None	$ 250	5/4/2004	$ 250	5323	$ -
6/30/2004	None	$ 250	7/28/2004	$ 250	6147	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: August 9, 2004

Debtor-In-Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 16

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	9/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	9/1/2004	9/1/2004
Real Property	St. Paul/Acordia		*	*
Personal Property	St. Paul/Acordia	1,871,000	*	*
Machinery	St. Paul/Acordia	2,273,000	*	*
Business Income	St. Paul/Acordia	500,000	*	*
Property of Others	St. Paul/Acordia	1,135,000	*	*
Theft-Money	St. Paul/Acordia	10,000	*	*
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	9/1/2004	9/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabilit	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	9/1/2004	9/1/2004

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 16

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 18 For the period- FROM: 7/1/2004 TO: 7/31/2004

RECEIVED 2004 AUG 16 P 3:35
OFFICE OF US TRUSTEE LOS ANGELES, CA

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	33,113,886		
B. Less: Total Disbursements per all Prior Statements	32,804,271		
C. Beginning Balance (A less B)	309,615		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
7/6: Refund from Acordia for workman's comp audit	8,660		
7/6: Repayment of Advance to CRO	72,000		
7/14: Refund FedEx for deposit; well revenue	367		
7/12: Deposit on Sale of Hauser Technical Services	100,000		
7/15: From BI; for a/r collections, deposit return & other receivables	39,722		
7/23: From Iron Mnt for overpayment	103		
7/31: Interest payment on Corporate account	117		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	220,968		
E. Balance Available (C plus D)	530,583		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
7/6: Advance to HTS	72,000		
7/13: Advance to HTS	70,000		
7/29: Advance to HTS	100,000		
From Detail Sheet "F"	68,276		
TOTAL DISBURSEMENTS HIS PERIOD (F):	310,276		
G. Ending Balance (E less F)	220,307		

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063790
(3) Trust Account	Wells Fargo Bank - Los Angeles, CA	883-6148216
(4) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	San Marino, CA	not to exceed $100
Petty Cash	Denver, CO	not to exceed $250

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: August 6, 2004

[signature]

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		16
For the period-		
	FROM:	7/1/2004
	TO:	7/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			68,276		
TOTAL DISBURSEMENTS on this page: (Total will automatically carry to p1)				68,276		

Hauser, Inc.
Debtor In Possession Interim Statement #16
July 1 to July 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	6105	7/7/2004	DUANE COWGER	512		512	IT Consulting	Payroll
2	6106	7/7/2004	J. E. FADLEY	2,930		2,930	Management Consulting Services	Payroll
3	6107	7/7/2004	JEAN PAULSON-KISLESKY	694		694	HR Consulting	Payroll
4	6108	7/7/2004	JEFF FADLEY	1,178		1,178	Expense Reimbursement	All Other Expenses
5	6109	7/7/2004	KATHLEEN ATKINSON	1,838		1,838	Accounting Consulting	Payroll
6	6110	7/7/2004	KENNETH CLEVELAND ASSOCIATES	3,000		3,000	Executive Management Services	Payroll
7	6111	7/7/2004	THOMAS HANLON	71		71	Expense Reimbursement	All Other Expenses
8	6112	7/7/2004	THOMAS HANLON ASSOCIATES	2,000		2,000	Executive Management Services	Payroll
9	6113	7/12/2004	J. E. FADLEY	2,930		2,930	Management Consulting Services	Payroll
10	6114	7/12/2004	AT&T	45		45	Robert's Cell Phone	All Other Expenses
11	6115	7/12/2004	HAUSER TECHNICAL SERVICES	116		116	FedEx Reimbursement	All Other Expenses
12	6116	7/12/2004	VOID	-		-	Void	Void
13	6117	7/12/2004	J. E. FADLEY	2,930		2,930	Management Consulting Services	Payroll
14	6118	7/12/2004	KATHLEEN ATKINSON	1,033		1,033	Accounting Consulting	Payroll
15	6119	7/12/2004	KATHLEEN ATKINSON	98		98	Expense Reimbursement	All Other Expenses
16	6120	7/12/2004	KENNETH CLEVELAND ASSOCIATES	3,000		3,000	Executive Management Services	Payroll
17	6121	7/12/2004	ROBERT BUCK	506		506	Accounting Consulting	Payroll
18	6122	7/12/2004	THOMAS HANLON ASSOCIATES	2,000		2,000	Executive Management Services	Payroll
19	6123	7/21/2004	CT CORPORATION	499		499	CA & DL Annual State Representation	All Other Expenses
20	6124	7/21/2004	DUANE COWGER	35		35	Expense Reimbursement	All Other Expenses
21	6125	7/21/2004	DUANE COWGER	150		150	IT Consulting	Payroll
22	6126	7/21/2004	FEDEX	190		190	Shipping Expense	All Other Expenses
23	6127	7/21/2004	IRON MOUNTAIN	1,799		1,799	El Segundo record storage-24mos	All Other Expenses
24	6128	7/21/2004	JEFF FADLEY	202		202	Expense Reimbursement	All Other Expenses
25	6129	7/21/2004	KATHLEEN ATKINSON	1,251		1,251	Accounting Consulting	Payroll
26	6130	7/21/2004	KENNETH CLEVELAND ASSOCIATES	3,000		3,000	Executive Management Services	Payroll
27	6131	7/21/2004	POSTAL PRIVILEGE	30		30	Postal Meter	All Other Expenses
28	6132	7/21/2004	ROBERT BUCK	394		394	Accounting Consulting	Payroll
29	6133	7/21/2004	THOMAS HANLON ASSOCIATES	2,000		2,000	Executive Management Services	Payroll
30	6134	7/28/2004	AICCO	5,106		5,106	Pmt 6 of 9-CRO Liability	Insurance
31	6135	7/28/2004	US TRUSTEE	9,000		9,000	2nd Quarter Payment-BIE	All Other Expenses
32	6136	7/28/2004	US TRUSTEE	5,000		5,000	2nd Quarter Payment-Hauser	All Other Expenses
33	6137	7/28/2004	AICCO	3,081		3,081	Pmt 2 of 9-Property Insurance	Insurance
34	6138	7/28/2004	DUANE COWGER	150		150	IT Consulting	Payroll
35	6139	7/28/2004	HAUSER TECHNICAL SERVICES	3,747		3,747	Reimb for A Flick salary-July	Payroll
36	6140	7/28/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services	Payroll
37	6141	7/28/2004	KATHLEEN ATKINSON	761		761	Accounting Consulting	Payroll
38	6142	7/28/2004	KATHLEEN ATKINSON	40		40	Expense Reimbursement	All Other Expenses
39	6143	7/28/2004	KENNETH CLEVELAND ASSOCIATES	2,000		2,000	Executive Management Services	Payroll
40	6144	7/28/2004	ROBERT BUCK	75		75	Accounting Consulting	Payroll
41	6145	7/28/2004	ROBERT BUCK	24		24	Expense Reimbursement	All Other Expenses
42	6146	7/28/2004	THOMAS HANLON ASSOCIATES	1,350		1,350	Executive Management Services	Payroll

Hauser, Inc.
Debtor In Possession Interim Statement #16
July 1 to July 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
43	6147	7/28/2004	US TRUSTEE	250		250	2nd Quarter Payment-Zetapharm	All Other Expenses
44	6148	7/28/2004	VOID	-		-	Void	Void
45	ED0702	7/2/2004	UNITED PARCEL SERVICE	29		29	Shipping Charges	All Other Expenses
46	ED0709	7/9/2004	UNITED PARCEL SERVICE	17		17	Shipping Charges	All Other Expenses
47	ED0716	7/16/2004	UNITED PARCEL SERVICE	28		28	Shipping Charges	All Other Expenses
48	ED0723	7/23/2004	UNITED PARCEL SERVICE	30		30	Shipping Charges	All Other Expenses
49	ED0730	38198	UNITED PARCEL SERVICE	18		18	Shipping Charges	All Other Expenses
50	ED0720	7/20/2004	WELLS FARGO	209		209	Bank Service Charge	All Other Expenses
				68,276	**-**	**68,276**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor in Possession Interim Statement** Statement Number: 16 For the period- FROM: July 1, 2004 TO: July 31, 2004

RECEIVED
2004 AUG 16 P 3:05
OFFICE OF US TRUSTEE
LOS ANGELES, CA.

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	5,979,564		-
B. Less: Total Disbursements per all Prior Statements	5,964,698	-	-
C. Beginning Balance (A less B)	14,867		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
7-01-04 - Customer Receipts	23,653		
7-06-04 - Customer Receipts	9,202		
7-06-04 - Transfer from Hauser	72,000		
7-06-04 - Customer Receipts	80,000		
7-09-04 - Customer Receipts	13,993		
7-12-04 - Customer Receipts	17,849		
7-12-04 - Customer Receipts	2,740		
7-14-04 - Transfer from Hauser	70,000		
7-14-04 - Customer Receipts	27,532		
7-16-04 - Customer Receipts	5,531		
7-30-04 - Transfer from Hauser	100,000		
7-30-04 - Customer Receipts	11,522		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	434,020		
E. Balance Available (C plus D)	448,887		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
7/6/2004 - Return of Transfer to Hauser Inc.	72,000		
From Detail Sheet "F"	257,561		
TOTAL DISBURSEMENTS THIS PERIOD (F):	329,561		
G. Ending Balance (E less F)	119,326		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: August 6, 2004

Thos W Hanlon
Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor In Po[illegible]sion Interim Statement**
A Delaware Corporation	Statement Number: 16
Debtor	For the period: FROM: 7/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 7/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
7/6/2004	12729	6800 Broadway Business Center, LLC	July Clear Creek Rent	24,400		
7/6/2004	12730	Woodspear Properties	July Gunbarrel Rent	18,990		
7/8/2004	12731	Biopharma Compliance Services, LLC	Contract Project Services	2,900		
7/9/2004	12732	Agilent Technologies	Other	118		
7/9/2004	12733	Airgas Dry Ice	Other	351		
7/9/2004	12734	AT&T Wireless Services	Other	90		
7/9/2004	12735	Attentive Action, Inc.	May Clear Creek Cleaning Service	1,314		
7/9/2004	12736	Ben Hughes	Mileage	90		
7/9/2004	12737	Biotest Diagnostics Corporation	Other	188		
7/9/2004	12738	Cleaning Service	Other	360		
7/9/2004	12739	Cynthia S. Thompson	Mileage	86		
7/9/2004	12740	Dan W. Childers	Reimbuse RAPS Membership	135		
7/9/2004	12741	David Dunn	Mileage	56		
7/9/2004	12742	Deltek Systems, Inc.	March thru Aug Software Support	1,425		
7/9/2004	12743	Denver Reserve	Section 125 Deductions 7/8/04 Payroll	728		
7/9/2004	12744	GMP Labeling, Inc.	Labels for project	590		
7/9/2004	12745	Void	Void	0		
7/9/2004	12746	Julie Shott	Mileage	39		
7/9/2004	12747	McGuckin Hardware, Inc.	Other	106		
7/9/2004	12748	Mile Hi Culligan Water, Inc.	Other	163		
7/9/2004	12749	Motion Telecom, Inc (was Univance)	Other	213		
7/9/2004	12750	Quantum Analytics	May/June Equipment Lease Payments	709		
7/9/2004	12751	QWEST - 023B (was 179B)	Phone Service	159		
7/9/2004	12752	QWEST - 146B (was 421B)	Phone Service	300		
7/9/2004	12753	QWEST - 469B	Phone Service	381		
7/9/2004	12754	QWEST - 564B (was 701B)	Phone Service	49		
7/9/2004	12755	Qwest 230M	Phone Service	139		
7/9/2004	12756	Qwest 692B (was 723B)	Phone Service	946		
7/9/2004	12757	RockyNet.com, Inc.	Internet Service monthly payment	900		
7/9/2004	12758	Sigma-Aldrich	Other	88		
7/9/2004	12759	Todd Klimkowsky	Mileage	156		
7/9/2004	12760	USFilter	Other	70		
7/9/2004	12761	GE Capital	Lease Payments for Copiers	589		
7/9/2004	12762	Advanced Trailer Leasing 004	Other	134		
7/9/2004	12763	Pure Water Solutions, Inc.	Other	264		
7/13/2004	12764	Aetna (Dental)	July Dental Premium	2,445		
7/13/2004	12765	Aramark	Other	65		
7/13/2004	12766	bioMERIEUX VITEK, INC.	Other	169		
7/13/2004	12767	Biopharma Compliance Services, LLC	Contract Project Services	2,960		
7/13/2004	12768	CDS Analytical, Inc	Other	169		
7/13/2004	12769	CO Dept of Health & Environ. (CDPHE)	Storm Water Permit	386		
7/13/2004	12770	Federal Express	Freight	908		
7/13/2004	12771	Jefferson Pilot Financial Insurance Co.	Life Insurance Premium for July	790		
7/13/2004	12772	Mtech	Monthly Service Contract Payment	744		
7/13/2004	12773	R&R Instrumentation, Inc.	Other	75		
7/13/2004	12774	Restek Corporation	Other	127		
7/13/2004	12775	Tri-R Systems, Inc.	Other	58		
7/13/2004	12776	Vision Service Plan	Other	186		
7/13/2004	12777	Waste Management of Denver	Other	57		
7/13/2004	12778	West Coast Analytical Service, Inc.	Other	200		
7/14/2004	12779	Honeywell International, Inc.	Security Monitoring June thru Aug	1,087		
7/14/2004	12780	IONICS Instrument Business Group	Aug thru Oct Service Agreement Pmt.	1,619		
7/15/2004	12781	Federal Express	Freight	1,198		
7/20/2004	12782	City of Boulder -Sales Tax Division	2nd QtrBoulder Use Tax	68		

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Po... ssion Interim Statement** Statement Number: 16 For the period: FROM: 7/1/2004 TO: 7/31/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
7/20/2004	12783	Colorado Department of Revenue		2nd Qtr CO and RTD Use Tax	333		
7/21/2004	12784	CGLIC-Phoenix EASC		July Medical Premium	22,024		
7/21/2004	12785	Troemner, LLC		Other	152		
7/21/2004	12786	Denver Reserve		Section 125 Deductions 7/22/04 Payroll	651		
7/21/2004	12787	U.S. Trustee		2nd Qtr Chapter 11 Fees	5,000		
7/22/2004	12788	Biopharma Compliance Services, LLC		Contract Project Services	3,160		
7/8/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,769		
7/21/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,691		
7/6/2004	Wire Trnsf	Payroll 7-8 - Direct Deposit		Payroll & Payroll Taxes	41,254		
7/7/2004	Pyrl Cks	Payroll 7-8 - Taxes		Payroll & Payroll Taxes	21,275		
7/8/2004	Wire Trnsf	Payroll 7-8 - Checks		Payroll & Payroll Taxes	9,529		
7/20/2004	Wire Trnsf	Payroll 7-22 - Direct Deposit		Payroll & Payroll Taxes	41,282		
7/21/2004	Wire Trnsf	Payroll 7-22 - Taxes		Payroll & Payroll Taxes	20,728		
7/22/2004	Wire Trnsf	Payroll 7-22 - Checks		Payroll & Payroll Taxes	8,388		
7/6/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	512		
7/16/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	222		
7/30/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	546		
7/21/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	510		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					257,561	0	0